Exhibit 99.1

Dominion Diamond Corporation Comments on Media Speculation

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--December 23, 2015--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today issued the following statement in response to recent media speculation.

Dominion confirms that Rothschild, which has historically acted as the Company’s financial advisor on a number of strategic matters, was retained earlier this year to assist the Company and its board of directors in considering a number of possible initiatives to maximize shareholder value.

There can be no assurances that any transaction will result from these matters and the Company intends to make no further announcements or comments regarding these matters unless the circumstances so warrant.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

CONTACT:
Dominion Diamond Corporation
Investor Relations
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca
or
Media Relations
Ms. Laura Worsley-Brown, 867-669-6105
Senior Advisor, External Relations
laura.worsley-brown@ekati.ddcorp.ca